Exhibit 99.2

Performance for Quarter ended June 30, 2016 Jatin Dalal Senior Vice President and Chief Financial Officer July 19, 2016

Financial Summary for the Quarter Ended June 30, 2016 (IFRS) Wipro Limited Q1 17 (Rs crores) YoY Growth Revenues 13,599 11% Results from Operating Activities (EBIT) 2,285 -5% Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Investments – Current. For detailed reconciliations, please refer slide 10 in appendix 1 crores=10 million Revenue of the Company grew 11% YoY in the quarter. IT Services Segment Revenue was Rs 13,109 crore, an increase of 13% YoY Gross Cash position was Rs. 32,211 crores or $ 4.77 Billion

Highlights for the quarter Net Headcount addition of 951 in the quarter. Headcount now stands at 173,863. For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 10 Segment Profit refers to Segment Results 1 crores= 10 million IT Services Segment Margins was 17.8%, after considering the impact of salary increase and the effect of consolidation of our acquired entities for the full quarter. Non-GAAP constant currency IT Services Segment USD Revenue grew 2.0% QoQ and grew 9.5% YoY. Customer Bucket of “>$75 Mn accounts” has increased by 1 and “>$10 Mn accounts” has increased by 10 Gross Utilization has increased by 176 bps to 69.9%.

IT Services - Revenue Dynamics for Quarter Ended June 30, 2016 Healthcare, Life Sciences & Services grew 46.6% on a constant currency YoY basis Communications grew 14.6% on a constant currency YoY basis Finance Solutions grew 5.5% on a constant currency YoY basis Vertical Europe grew 10.2% on a constant currency YoY basis Americas grew 10.1% on a constant currency YoY basis India and Middle East grew 8.7% on a constant currency YoY basis Geographies Business Process Service grew 48.7% on a YoY reported basis Analytics grew 7.1% on a YoY reported basis Global Infrastructure Services grew 7.0% on a YoY reported basis Business units Service Lines The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography

Looking ahead * Guidance is based on the following exchange rates: GBP/USD at 1.46, Euro/USD at 1.13, AUD/USD at 0.74, USD/INR at 67.12 and USD/CAD at 1.29 Looking ahead for the quarter ending September 30, 2016 We expect the Revenue from our IT Services business to be in the range of $ 1,931 million to $ 1,950 million* Jan Feb Apr May Jun Jul Aug Sep Oct Nov Dec 2016-17 Mar

Supplemental Data Key Operating Metrics of IT Services

Key Operating Metrics in IT Services for the Quarter ended June 30, 2016 Particulars Particulars Q1’17 Q4’16 Q1’16 Revenue Composition Communications 7.6% 7.7% 7.4% Finance Solutions 25.6% 25.4% 26.8% Manufacturing & Technology 22.5% 23.2% 23.2% Healthcare, Life Sciences & Services 15.3% 13.3% 11.2% Consumer 15.8% 16.4% 16.2% Energy, Natural Resources & Utilities 13.2% 14.0% 15.2% Geography Composition Americas 53.5% 52.5% 52.5% Europe 25.4% 25.6% 25.6% India & Middle East Business 10.4% 11.0% 10.6% APAC & Other Emerging Markets 10.7% 10.9% 11.3% People related Headcount 173,863 172,912 161,789

Thank You Jatin.Dalal@wipro.com Jatin Dalal Senior Vice President & Chief Financial Officer

Appendix

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   As of   June 30, 2016 Computation of Gross cash position   Cash and cash equivalents 12,444 Investments - Current 19,767 Total 32,211 WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   Three months ended   June 30, 2016 Profit for the period [A] 2,052     Computation of Free cash flow   Net cash generated from operating activities 1,444 Add/(deduct) cash inflow/(outflow) on :       Purchase of Property,plant and equipment (468) Proceeds from sale of Property,plant and equipment 4 Free cash flow attributable to equity holders of the company [B] 980 Free cash flow as a percentage of Net income [B/A] 48%     Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended June 30, 2016 Three months ended June 30, 2016 IT Services Revenue as per IFRS $1,930.8 IT Services Revenue as per IFRS $1,930.8 Effect of Foreign currency exchange movement $ (10.9) Effect of Foreign currency exchange movement $ 34.2 Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,919.9   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $1,965.0 Reconciliation of Free Cash Flow Reconciliation of Non-GAAP constant currency Revenue 1 crores=10 million